Exhibit 5.2
November 8, 2011
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Ladies and Gentlemen:
     I am Senior Vice President and General Counsel of Becton, Dickinson and Company, a New Jersey corporation (the “Company”), and have been requested to furnish this opinion in connection with the Registration Statement on Form S-3 (Registration No. 159102) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of its 1.750% Notes due November 8, 2016 (the “2016 Notes”) and its 3.125% Notes due November 8, 2021 (the “2021 Notes”; the 2016 Notes and 2021 Notes are referred to collectively herein as the “Notes”). The Notes are being offered and sold pursuant to a Prospectus, dated May 8, 2009, as supplemented by the Prospectus Supplement, dated November 3, 2011 (together, the “Prospectus”), filed with the Commission on November 4, 2011 pursuant to Rule 424(b)(2) under the Act, and an Underwriting Agreement dated November 3, 2011 (the “Underwriting Agreement”) between the Company and the several underwriters named therein.
     In connection with the furnishing of this opinion, I have examined (a) copies of the Registration Statement and of the Prospectus, and (b) a copy of the Indenture, dated as of March 1, 1997, between the Company and The Bank of New York Mellon Trust Company, N.A. (successor to JP Morgan Chase Bank), as Trustee (the “Indenture”).
     I also have examined such corporate records of the Company, such agreements and instruments, such certificates of public officials, such certificates of other officers of the Company and other persons, such questions of law and such other documents as I have deemed necessary as a basis for the opinions hereinafter expressed.
     In such examination, except with respect to documents executed by officers of the Company in my presence, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. I also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.
     Based on the foregoing, I am of the opinion that:
(i)	The Indenture has been duly authorized, executed and delivered by the Company.

(ii)	The issue and sale of the Notes and the compliance by the Company with all of the provisions of the Notes and the Indenture, and the consummation of the transactions therein contemplated, will not conflict with or result in a breach or violation of any statute or any order, rule or regulation known to me of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties.
     I am a member of the Bar of the State of New York, and attorneys under my supervision upon whom I am relying are members of the Bar of the State of New Jersey. The foregoing opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the Business Corporation Act of the State of New Jersey.
     I hereby consent to the filing of this opinion as Exhibit 5.2 to the Company’s Current Report on Form 8-K filed on November 8, 2011. In addition, I consent to the reference to me under the caption “Validity of Securities” in the prospectus.
     This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without my prior written consent.

Very truly yours,
/s/ Jeffrey Sherman
Jeffrey Sherman